FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

30 January 2006

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY   NSW   2000

Dear Sir

Annual General Meeting

National Australia Bank Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.

Motion 3.1 – To re-elect Directors of the National:
Mr PJB Duncan
Votes where the proxy directed to vote ‘for’ the motion	653,206,701
Votes where the proxy was directed to vote ‘against’ the motion	6,673,144
Votes where the proxy may exercise a discretion how to vote	27,253,641
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	7,859,804

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	681,845,812
The number of votes cast ‘against’ the motion was	6,743,334
In addition the number of votes which abstained from voting was	7,859,567

Motion 3.1 – To re-elect Directors of the National:
Mr JG Thorn
Votes where the proxy directed to vote ‘for’ the motion	658,282,085
Votes where the proxy was directed to vote ‘against’ the motion	5,929,051
Votes where the proxy may exercise a discretion how to vote	27,298,068
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,480,756

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	686,963,949
The number of votes cast ‘against’ the motion was	6,000,678
In addition the number of votes which abstained from voting was	3,480,756

Motion 3.1 – To re-elect Directors of the National:
Mr GA Tomlinson
Votes where the proxy directed to vote ‘for’ the motion	644,147,148
Votes where the proxy was directed to vote ‘against’ the motion	15,631,292
Votes where the proxy may exercise a discretion how to vote	27,308,280
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	7,892,366

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	672,804,742
The number of votes cast ‘against’ the motion was	15,731,574
In addition the number of votes which abstained from voting was	7,892,366

Motion 3.1 – To re-elect Directors of the National:
Mr GM Williamson
Votes where the proxy directed to vote ‘for’ the motion	660,915,409
Votes where the proxy was directed to vote ‘against’ the motion	2,498,781
Votes where the proxy may exercise a discretion how to vote	28,085,873
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,491,030

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	690,443,531
The number of votes cast ‘against’ the motion was	2,505,734
In addition the number of votes which abstained from voting was	3,491,030

Motion 3.2 – To elect Directors of the National:
Mrs PA Cross
Votes where the proxy directed to vote ‘for’ the motion	661,399,053
Votes where the proxy was directed to vote ‘against’ the motion	2,538,001
Votes where the proxy may exercise a discretion how to vote	27,413,893
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,641,559

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	690,243,901
The number of votes cast ‘against’ the motion was	2,545,265
In addition the number of votes which abstained from voting was	3,641,559

Motion 3.2 – To elect Directors of the National:
Mr TK McDonald
Votes where the proxy directed to vote ‘for’ the motion	656,550,278
Votes where the proxy was directed to vote ‘against’ the motion	7,100,135
Votes where the proxy may exercise a discretion how to vote	27,588,872
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,752,305

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	685,578,164
The number of votes cast ‘against’ the motion was	7,107,127
In addition the number of votes which abstained from voting was	3,752,305

Motion 4 – To adopt the Remuneration Report
Votes where the proxy directed to vote ‘for’ the motion	639,962,985
Votes where the proxy was directed to vote ‘against’ the motion	20,487,634
Votes where the proxy may exercise a discretion how to vote	27,637,168
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	6,782,620

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	668,794,117
The number of votes cast ‘against’ the motion was	20,666,181
In addition the number of votes which abstained from voting was	6,841,275

Motion 5 – To approve employee equity plans
Votes where the proxy directed to vote ‘for’ the motion	642,117,352
Votes where the proxy was directed to vote ‘against’ the motion	18,915,968
Votes where the proxy may exercise a discretion how to vote	19,245,501
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	7,041,477

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	662,440,352
The number of votes cast ‘against’ the motion was	19,048,800
In addition the number of votes which abstained from voting was	7,100,132

Motion 6 – Shares, performance options and performance rights – Managing Director & Group Chief Executive
Votes where the proxy directed to vote ‘for’ the motion	631,475,756
Votes where the proxy was directed to vote ‘against’ the motion	32,797,510
Votes where the proxy may exercise a discretion how to vote	19,163,512
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,528,797

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	651,634,951
The number of votes cast ‘against’ the motion was	33,014,179
In addition the number of votes which abstained from voting was	4,587,452

Motion 7 – Shares, performance options and performance rights – Executive Director & Chief Executive Officer, Australia
Votes where the proxy directed to vote ‘for’ the motion	628,032,543
Votes where the proxy was directed to vote ‘against’ the motion	36,237,479
Votes where the proxy may exercise a discretion how to vote	19,183,051
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,526,327

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	648,208,292
The number of votes cast ‘against’ the motion was	36,455,509
In addition the number of votes which abstained from voting was	4,584,982

Motion 8 – Shares, performance options and performance rights – Director, Finance & Risk (an Executive Director)
Votes where the proxy directed to vote ‘for’ the motion	631,487,230
Votes where the proxy was directed to vote ‘against’ the motion	32,745,421
Votes where the proxy may exercise a discretion how to vote	19,208,822
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,471,415

The motion was carried as an ordinary resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	651,686,251
The number of votes cast ‘against’ the motion was	32,965,950
In addition the number of votes which abstained from voting was	4,530,070

Motion 9 – Approval to the selective buy-back arrangements relating to the preference shares associated with the National Income Securities
Votes where the proxy directed to vote ‘for’ the motion	147,606,397
Votes where the proxy was directed to vote ‘against’ the motion	3,582,663
Votes where the proxy may exercise a discretion how to vote	23,111,322
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	2,500,216

The motion was carried as a special resolution on a poll the details of which are:

The number of votes cast ‘for’ the motion was	171,680,475
The number of votes cast ‘against’ the motion was	3,637,601
In addition the number of votes which abstained from voting was	2,558,871

Dated this 30th day of January 2006

Garry Nolan

Company Secretary

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 31 January 2006	Name: Brendan T Case
Title: Associate Company Secretary